

March 3, 2008

Room 7010

Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005-6453

> **Re: Nike, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **File No. 001-10635**

Dear Mr. Blair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2007

Executive Compensation
Definitive Proxy Statement on Schedule 14A filed on August 3, 2007

General

1. We note that the Compensation Discussion and Analysis section follows the Executive Compensation discussion starting with the summary compensation table on page 15. Please note that the Commission has stated that the CD&A is

meant to be a narrative overview that puts in to perspective the numbers and narrative that follow it. In future filings we suggest that the Compensation Discussion and Analysis discussion precedes the tabular disclosure of the compensation discussion. In this regard, please also see the Staff Observations in the Review of Executive Compensation, available in the Corporation Finance section of our website.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2. In future filings, please consider expanding your MD&A to provide more background understanding, quantified data and forward-looking information. The following list is not intended to address each area of expanded analysis, but only presents several examples;

- Discuss your views about the underlying reasons that U.S. Region unit sales growth has slowed, and your views about the near and middle term prospects in this regard. If material, quantification and discussions about particular products, incentives, and discounts may be helpful.
- Provide more detail about the increase in off-price and lower priced kids products and how you see this trend developing.
- Provide more details about the increase in closeouts and sales discounts, and your views about whether this represents a market trend, general economic conditions, or some other development.
- Provide more consistent quantified data by country, or sub-region.

Potential Payments Upon Termination or Change in Control, page 24

Change in Control Compensation – Acceleration of Equity Awards, page 24

3. In accordance with Item 402(b)(1)(xi) of Regulation S-K, please provide the rationale for providing a single trigger for payments in the event of a change in control.

Compensation Discussion and Analysis, page 28

Objectives and Elements of Our Compensation Program, page 28

4. We note that your discussion does not seem to address how the amounts paid or awarded under one compensation element affected the decisions you made regarding amounts paid or awarded under other compensation elements. Consistent with Item 402(b)(1)(vi) of Regulation S-K, in future filings please place in context how and why the determinations made by the compensation

committee with regard to one compensation element may or may not have influenced decisions the compensation committee made with respect to other compensation elements it considered or awarded. For example, discuss any policies you have in place for allocating between currently paid and long-term compensation and between cash and equity compensation.

Performance-Based Stock Options, page 33

5. In future filings, please disclose how the compensation committee determines the number of stock options to be granted to each named executive officer and why such numbers are considered appropriate.

Note 17 – Operating Segments and Related Information, page 73

6. In future filings please revise your geographic information to provide revenue by individual country, if material. See paragraph 38 of SFAS 131.

Exhibits

7. In future filings please ensure that all of your exhibits are filed or incorporated by reference in accordance with Item 10(d) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, John Hartz at (202) 551-3689 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Era Anagnosti, Attorney at (202) 551- 3369 or Pamela Long, Assistant Director at (202) 551-3765.

Sincerely,

Terence O'Brien
Branch Chief